

Mail Stop 3030

January 27, 2009

Pedro P. Rodriguez
Chief Executive Officer and President
Exar Corporation
48720 Kato Road
Fremont, California 94538

> **Re:** **Exar Corporation**
> **Form 10-K for Fiscal Year Ended March 30, 2008**
> **Filed June 13, 2008**
> **File 0-14225**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis, page 39

Liquidity and Capital Resources, page 54

1. It appears from footnote 4 to your financial statements for the fiscal year ended March 30, 2008 that a significant portion of your short-term marketable securities were held in "asset-backed and collateralized-backed securities." In future filings, please clearly discuss the nature of the material components of those assets as necessary to provide your investors with information necessary for a clear understanding of your financial condition. Also, if these securities are reasonably

likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the percentage and nature of any mortgage-backed or auction rate securities that you hold, indicate what factors may affect the value of those securities, and disclose any material risks. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

Item 11. Executive Compensation, page 103

2.   We note from your disclosure under "Base Salaries" on page 10 of Amendment No. 1 to your Annual Report on Form 10-K/A, filed July 28, 2008, that you target base salary levels for your named executive officers between the 50th and 75th percentiles of your peer companies. Given that you target base salaries, please briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relate to the data you have analyzed from the peer companies and include an analysis of where actual payments fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

3.   We note from your discussion under "Annual Incentive Bonuses" on page 11 of Amendment No. 1 to your Annual Report on Form 10-K/A, filed July 28, 2008, that your Fiscal Year 2008 Executive Incentive Compensation Program provides that 70% of the bonuses are determined based on the achievement of financial performance as measured against pre-established revenue and operating profit goals for the fiscal year, but that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. You also have not disclosed the specific elements of individual performance that are taken into account nor how the bonus awards are structured to reflect such individual performance standards. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of

competitive harm.

4.   We refer to your disclosure under "Long-Term Incentive Equity Awards" on page
        12 of Amendment No. 1 to your Annual Report on Form 10-K/A, filed July 28,
        2008. We note that you list a number of factors which your Compensation
        Committee considers in making determinations of awards of stock options,
        restricted stock and performance stock. We note minimal, if any, discussion and
        analysis as to how the stock option and stock grants were determined based on
        these factors. In your future filings, as applicable, please include substantive
        analysis and insight into how your Compensation Committee made its stock
        option and stock grant determinations with respect to each named executive
        officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.
        For example, please discuss and analyze how the Compensation Committee
        determined the actual number of shares underlying the stock options that were
        awarded to your named executive officers and how and why those awards varied
        among the named executive officers.

Item 15. Exhibits, Financial Statement Schedules, page 105

5.   Please provide us with your analysis as to why you are not required under
        Item 601(b)(10)(ii)(B) of Regulation S-K to file the wafer supply agreements with
        each of Episil and Chartered Semiconductor, referenced elsewhere in your
        disclosure, as exhibits.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter with your amendment that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3635, if you have any other questions.

                    Sincerely,

                    Tim Buchmiller
                    Senior Attorney